

May 7, 2019

Ira Robbins
Chief Executive Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

> **Re: Valley National Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 28, 2019**
> **File No. 001-11277**

Dear Mr. Robbins:

We have reviewed your April 25, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2019 letter.

Form 10-K for the fiscal year ended December 31, 2018

Notes to the Consolidated Financial Statements
Note 14 - Tax Credit Investments, page 122

1.   We note your response to our comment letter. Please address the following:

- Disclose the specific tax deductions and tax credits available as a result of your investment in the tax credit investments, including the terms of the original tax credit investments, the valuation basis of the original tax credit investment or original appraisal, e.g. initial investment and or future revenue stream and the expected recovery period;
- Disclose how the tax benefits in these investments are realized;
- Disclose how you determined the $12.1 million provision for uncertain tax

positions, including how the 91 percent of the 512 solar generator units owned by you were considered in determining the amount of the provision;

- Tell us how the ownership of the solar generator units if not actively leased, support previously recognized tax deductions and tax credits or if the original investment alone qualifies for a tax deduction and tax credit; and
- Tell us the legal reasoning for your attorney's conclusions that all three funds should meet the more likely than not threshold for tax purposes.

You may contact Christina Harley at 202-551-3695 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Financial Services